ShiftPixy, Inc.

May 21, 2019

Sonia Barros, Esq.

Assistant Director

Kim McManus, Esq.

Senior Attorney

Securities and Exchange Commission

Washington, D.C. 20549

Re:	ShiftPixy, Inc.
Registration Statement on Form S-3 filed April 2, 2019, as amended File Number 333-230682

Dear Ms. Barros:

We hereby request acceleration of the above Registration Statement filed on Form S-3 to Wednesday, May 22, 2019 at 5:00 p.m. Eastern Standard Time, or such later time or date as is practical.

Thank you for your consideration.

Sincerely,

/s/ Scott W. Absher
Scott W. Absher, President
ShiftPixy, Inc.